Exhibit 4.75

Our Ref: Commercial Banking – A LN120802

Confidential

3 August 2012

Changyou.com Limited

Changyou.com HK Limited

East Tower Jing Yan Building

No.29 Shijingshan Road

Shijingshan District

Beijing 100043

China

Attention: Ms. Jackie Li

Dear Sirs,

BANKING FACILITIES

With reference to our recent discussions and further to our facility letter dated 4 July 2012 (the “Existing Facility Letter”), we, Hang Seng Bank Limited (the “Bank”) are pleased to advise that the terms and conditions under “Interest Rate and Payment” section of the Existing Facility Letter will be revised as follows:-

1.	Borrower

Changyou.com Limited

Changyou.com HK Limited

3.	Facilities and Conditions

Term Loan Facility:	Interest Rate and Payment: 2.4% per annum over LIBOR or the Bank’s Cost of Funds, whichever is higher, payable at the end of each interest period or quarterly in arrears if 6/12 months period is selected. The Borrower may select an interest period which shall be 1/3/6/12 month(s). No Interest Period shall extend beyond the Final Maturity Date.

Save for the revisions mentioned above, all the terms and conditions in the Existing Facility Letter shall remain unchanged and provided always that all facilities shall remain subject to review at any time and in any event by 30 June 2013 and also subject to our overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the Facilities.

Changyou.com Limited

Our Ref: Commercial Banking – A LN120802

Section 83 of the Banking Ordinance

Section 83 of the Banking Ordinance (Cap. 155, Laws of Hong Kong) has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In accepting the Facilities, the Borrower should advise us whether the Borrower is in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that the Borrower is not so related. We would also ask that if the Borrower becomes so related subsequent to accepting the Facilities, the Borrower should immediately advise us in writing.

Please note that in reviewing the application, we may make reference to the credit report(s) of the Borrower(s)/guarantor(s)/security provider(s) (as the case may be) from the credit reference agency(ies). If you wish to access the report(s) yourself, you can contact the credit reference agency(ies) directly at the following address:

Commercial credit reference agency:

Dun & Bradstreet (HK) Ltd., Unit 1308-1315, 13/F., BEA Tower, Millennium City 5, 418

Kwun Tong Road, Kwun Tong, Kowloon.

Tel: 2516 1100 ; Fax: 2960 4721.

Should you have any queries, please do not hesitate to contact the following persons:-

Queries on	Name	Telephone No.
Banking arrangement	Ms. Chui Sze Ka Bianca	21985223
Factoring arrangement	Ms. Carol Cheng	21988200
Insurance	Mr. Stanley Ng	36625056
	Mr. John Li	21982522
Remittance	Mr. Billy Chow	21984534
	Remittance Hotline	21986919
Wealth management	Ms. Mandy Chan	21985920
Execution of documents	Documentation Hotline	21982094

We are pleased to be of continued assistance.

Yours faithfully,
For Hang Seng Bank Limited

Veronica Chan	Jones Chung
Senior Vice President	Vice President
Portfolio Management and Compliance	Portfolio Management and Compliance
Corporate and Commercial Banking	Corporate and Commercial Banking

VL/wc

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